INDEX OF EXHIBITS

Exhibit No.	Exhibit Page No.	Description
3(i)(a)	*	Articles of Incorporation of the Company (incorporated herein by reference from Exhibit No. 3(i) to the Company's Form S-18 as filed with the Securities and Exchange Commission on September 16, 1988).
3(i)(b)	*	Articles of Incorporation of Kelly's Coffee Group, Inc. filed with the Secretary of State of Nevada on August 3, 2000 (incorporated herein by reference from Exhibit No. 3(i) to the Company's Form 10KSB as filed with the Securities and Exchange Commission on March 26, 2001).
3(i)(c)	*	Articles of Merger merging Kelly's Coffee Group, Inc., a Colorado Corporation into Kelly's Coffee Group, Inc., a Nevada Corporation, filed with the Secretary of State of Colorado on September 22, 2000, and with the Secretary of State of Nevada on October 5, 2000 (incorporated herein by reference from Exhibit No. 3(i) to the Company's Form 10KSB as filed with the Securities and Exchange Commission on March 26, 2001).
32(i)(d)	*	Bylaws of the Company, as amended (incorporated herein by reference from Exhibit 3(ii) of the Company's Form S-18 as filed with the Securities and Exchange Commission on September 16, 1988).
3(ii)	*	Amendment to the Articles of Incorporation changing the Company's name from Kelly's Coffee Group, Inc. to Nexia Holdings, Inc. (incorporated herein by reference as filed in the Company's Definitive 14(c) as filed with the Securities and Exchange Commission on February 27, 2002).
3(iii)	*	Amendment to the Articles of Incorporation changing the number of authorized shares of common stock of the Company to 10,000,000,000 (incorporated herein by reference as filed in the Company's Definitive 14(c) as filed with the Securities and Exchange Commission on March 5, 2004).
3(iv)	*	Form of certificate evidencing shares of "Common Stock" in the Company (incorporated from Exhibit 4(a) to the Company's Form S-18 as filed with the Securities and Exchange Commission on September 16, 1988).

MATERIAL CONTRACTS

10(i)	*	May 19, 2004 Contractor Agreement between West Jordan Real Estate Holdings, Inc. and Felix Correa to refurbish two rental spaces located in the Glendale Shopping Plaza, total cost of $17,000. (Incorporated by reference from the 10-QSB for March 31, 2004).
10(ii)	*	July 1, 2004, Independent Client Service Agreement with Alexander & Wade, Inc. or Francis A. Zubrowski to engage the parties to advise and assist the Corporation with its business portfolio, business assets, provide business contacts and management and infrastructure advice in exchange for a monthly fee of $15,000, (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
10(iii)	*	Debenture dated November 1, 2004 in the face amount of $200,000 with Joseph Corso, Jr., bearing interest at the rate of 24% per annum and convertible into common stock of the Company at a value equal to 70% of the average market bid price on the date of conversion. (Incorporated herein by reference from the Form 8-K filed on November 15, 2004.)
10(iv)	*	Engagement Agreement executed on December 17, 2004, with Equitilink, LLC, to provide public relations services. (Incorporated herein by reference from the Form

		8-K filed on January 7, 2005.)
10(v)	1	Engagement Agreement with the Law Offices of Michael L. Corrigan dated December 31, 2004 wherein the company agreed to deliver to Mr. Corrigan Two Hundred Million shares of common stock in exchange for legal services to be provided by Mr. Corrigan.
14.1	*	Draft of Code of Ethics for Nexia Holdings, Inc. (incorporated herein by reference from the December 31, 2003 10-KSB).

CERTIFICATIONS

31(i)	??	Certification pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32(i)	??	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

OTHER

Each of the following disclosures has been adjusted to reflect the 1,000 for 1 reverse stock split of the outstanding shares of common stock that became effective as of November 17, 2004.

99(x)	*	August 4, 2004, a Stock Option Agreement between the Company and Tim Hall granting 150,000 options with a floating price set at 75% of the market price at the time of exercise, 50,000 options vested upon the execution of the agreement with 50,000 additional options vesting on the 15th day of each month thereafter, beginning in September of 2004. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xi)	*	August 30, 2004, a Stock Option Agreement between the Company and Edward T. Wells granting 200,000 options with a floating option price set at 75% of the market price at the time of exercise, 100,000 options vested upon the execution of the agreement with 25,000,000 additional options vesting on the 30th day of each month thereafter beginning in September of 2004. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xii)	*	On August 31, 2004, a Stock Option Agreement between the Company and Hamlin K. Elrod granting 200,000 options with a floating option price set at 75% of the market price at the time of exercise, 100,000 options vested upon the execution of the agreement with 25,000 additional options vesting on the 30th day of each month thereafter, beginning in September of 2004. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xiii)	*	September 1, 2004, an Employment Agreement between the Company and Reggie Ainsworth. Ms. Ainsworth is employed to provide paralegal services, maintenance of corporate records and assigned management duties. Compensation is provided for at the rate of $18.27 with incentive bonus of up to $3.00 per hour available. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xiv)	*	September 21, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 101,344 options with a floating option price set at 75% of the market price at the time of exercise, all of the options vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xv)	*	September 21, 2004, a Stock Option Agreement between the Company and Jose R. Prado granting 66,560 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)

99(xvi)	*	September 21, 2004, a Stock Option Agreement between the Company and Sandra Jorgensen granting 101,344 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xvii)	*	September 21, 2004, a Stock Option Agreement between the Company and Guy Cook granting 155,296 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xviii)	*	September 21, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 138,656 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xix)	*	September 21, 2004, a Stock Option Agreement between the Company and Frank Adams granting 160,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xx)	*	September 21, 2004, a Stock Option Agreement between the Company and Ernie Burch granting 110,344 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxi)	*	September 21, 2004, a Stock Option Agreement between the Company and Alex Bustos granting 116,480 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxii)	*	October 5, 2004, a Stock Option Agreement between the Company and Brent Sorenson granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxiii)	*	October 5, 2004, a Stock Option Agreement between the Company and Carl Spencer granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxiv)	*	October 5, 2004, a Stock Option Agreement between the Company and Edward Wells granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxv)	*	October 5, 2004, a Stock Option Agreement between the Company and Hamlin K. Elrod granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxvi)	*	October 5, 2004, a Stock Option Agreement between the Company and Donald Decker granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxvii)	*	October 5, 2004, a Stock Option Agreement between the Company and Felix Correa granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).

99(xxviii)	*	October 5, 2004, a Stock Option Agreement between the Company and Grant Anea granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxix)	*	October 5, 2004, a Stock Option Agreement between the Company and Elias Roussos granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004)
99(xxx)	*	October 5, 2004, a Stock Option Agreement between the Company and Tim Hall granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxi)	*	October 5, 2004, a Stock Option Agreement between the Company and Guy Cook granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxii)	*	October 5, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxiii)	*	October 5, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 250,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxiv)	*	September 2, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 200,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately. (Incorporated by reference from the 10-QSB for the quarter ended September 30, 2004).
99(xxxv)	3	November 12, 2004, a Stock Option Agreement between the Company and Frank Adams granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xxxvi)	5	November 12, 2004, a Stock Option Agreement between the Company and Grant Anae granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xxxvii)	7	November 12, 2004, a Stock Option Agreement between the Company and Guy Cook granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xxxviii)	9	November 12, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xxxvix)	11	November 12, 2004, a Stock Option Agreement between the Company and Felix Correa granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xl)	13	November 12, 2004, a Stock Option Agreement between the Company and Ernie Burch granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(xli)	15	November 12, 2004, a Stock Option Agreement between the Company and Tim Hall granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlii)	17	November 12, 2004, a Stock Option Agreement between the Company and Donald Decker granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xliii)	19	November 12, 2004, a Stock Option Agreement between the Company and Hamlin K. Elrod granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xliv)	21	November 12, 2004, a Stock Option Agreement between the Company and Sandra Jorgensen granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlv)	23	November 12, 2004, a Stock Option Agreement between the Company and Jose R. Prado granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlvi)	25	November 12, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlvii)	27	November 12, 2004, a Stock Option Agreement between the Company and Alex Bustos granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99 (xlviii)	29	November 12, 2004, a Stock Option Agreement between the Company and Edward T. Wells granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xlix)	31	November 12, 2004, a Stock Option Agreement between the Company and Carl Spencer granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(l)	33	November 12, 2004, a Stock Option Agreement between the Company and Brent Sorensen granting 10,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(li)	35	December 9, 2004, a Stock Option Agreement between the Company and Alex Bustos granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lii)	37	December 9, 2004, a Stock Option Agreement between the Company and Guy Cook granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(liii)	39	December 9, 2004, a Stock Option Agreement between the Company and Tim Hall granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(liv)	41	December 9, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lv)	43	December 9, 2004, a Stock Option Agreement between the Company and Jose R. Prado granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lvi)	45	December 9, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 20,000,000 options with a floating option price set at 75% of the

market price at the time of exercise, all of the shares vested immediately.

99(lvii)	47	December 9, 2004, a Stock Option Agreement between the Company and Sandra Jorgensen granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lviii)	49	December 9, 2004, a Stock Option Agreement between the Company and Brent Sorensen granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lvix)	51	December 9, 2004, a Stock Option Agreement between the Company and Carl Spencer granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lx)	53	December 9, 2004, a Stock Option Agreement between the Company and Ernie Burch granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxi)	55	December 10, 2004, a Stock Option Agreement between the Company and Felix Correa granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxii)	57	December 16, 2004, a Stock Option Agreement between the Company and Felix Correa granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxiii)	59	December 16, 2004, a Stock Option Agreement between the Company and Brent Sorensen granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxiv)	61	December 16, 2004, a Stock Option Agreement between the Company and Sandra Jorgensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxv)	63	December 16, 2004, a Stock Option Agreement between the Company and Edward T. Wells granting 20,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxvi)	65	December 21, 2004, a Stock Option Agreement between the Company and Jose R. Prado granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxvii)	67	December 21, 2004, a Stock Option Agreement between the Company and Brent Sorensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxviii)	69	December 21, 2004, a Stock Option Agreement between the Company and Alex Bustos granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxix)	71	December 21, 2004, a Stock Option Agreement between the Company and Ernie Burch granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxx)	73	December 21, 2004, a Stock Option Agreement between the Company and Michael Golightly granting 100,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(lxxi)	75	December 21, 2004, a Stock Option Agreement between the Company and Carl Spencer granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(lxxii)   77   December 21, 2004, a Stock Option Agreement between the Company and Tim Hall granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(lxxiii)   79   December 21, 2004, a Stock Option Agreement between the Company and Felix Correa granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(lxxiv)   81   December 21, 2004, a Stock Option Agreement between the Company and Reggie Ainsworth granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(lxxv)   83   December 21, 2004, a Stock Option Agreement between the Company and Ken Huber granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

Subsequent to December 31, 2004:

99(i)   85   February 1, 2005, a Stock Option Agreement between the Company and John Mortensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(ii)   87   February 1, 2005, a Stock Option Agreement between the Company and Rafael Prado granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(iii)   89   February 1, 2005, a Stock Option Agreement between the Company and Rocco Liebsch granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(iv)   91   February 9, 2005, a Stock Option Agreement between the Company and Michael Golightly granting 25,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(v)   93   February 9, 2005, a Stock Option Agreement between the Company and Rocco Liebsch granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(vi)   95   February 9, 2005, a Stock Option Agreement between the Company and Edward T. Wells granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(vii)   97   February 9, 2005, a Stock Option Agreement between the Company and Brent Sorensen granting 25,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(viii)   99   February 21, 2005, a Stock Option Agreement between the Company and Michael Golightly granting 75,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(ix)   101   February 23, 2005, a Stock Option Agreement between the Company and Reggie Ainsworth granting 75,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(x)   103   February 23, 2005, a Stock Option Agreement between the Company and John Mortensen granting 75,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(xi)   105   February 23, 2005, a Stock Option Agreement between the Company and Alex Bustos granting 75,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

99(xii)	107	March 31, 2005, a Stock Option Agreement between the Company and Sandra Jorgensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xiii)	109	March 31, 2005, a Stock Option Agreement between the Company and Ernie Burch granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xiv)	111	March 31, 2005, a Stock Option Agreement between the Company and Alex Bustos granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xv)	113	March 31, 2005, a Stock Option Agreement between the Company and Michael Golightly granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.
99(xvi)	115	March 31, 2005, a Stock Option Agreement between the Company and John Mortensen granting 50,000,000 options with a floating option price set at 75% of the market price at the time of exercise, all of the shares vested immediately.

* Previously filed as indicated and Incorporated herein by reference.

EXHIBIT 10(V)

LAW OFFICES
OF
MICHAEL L. CORRIGAN

4275 Executive Square Suite 215
TELEPHONE (858) 362-1440   La Jolla, CA 92037   FACSIMILE (858) 362-1441

December 21, 2004

Nexia Holdings, Inc.
Richard Surber
59 West 100 South
Salt Lake City, UT 84101

Engagement Agreement

Dear Mr. Surber:

The purpose of this letter is to confirm our association as special and limited counsel for Nexia Holdings, Inc., Inc., a Nevada corporation (the "Client") in connection with the securities and other legal work to be performed by Michael L. Corrigan (the "Attorney") on an ongoing basis for a period of one year as requested by you. Please pardon the formality of this letter but it is intended to set out the details of our relationship as required by the California Business and Professions Code section 6148 and is intended to fulfill the requirements of that section. The Attorney's services will not include, among other areas of law, (i) litigation of any kind, whether in court, in administrative hearings or before government agencies or arbitration tribunals, (ii) any legal services relating to the raising of capital, including the preparation of securities registration statements, other securities offering documents or documents relating to stock promotions. I will assist in locating appropriate legal counsel and coordinate any litigation or capital raising matters, at your request. This letter agreement (the "Agreement") will set forth in writing, signed by the Attorney and the Client, my understanding and agreement regarding the scope of my representation. All agreements relating to fees and responsibilities are contained within the provisions of this Agreement.

This Agreement will not take affect, and I will have no obligation to provide legal services, until you return a signed copy of this Agreement and pay the retainer, if any, called for in Paragraph 3 of this Agreement.

1.   *Scope and Duties of the Attorney and the Client.*

You have requested, and I have agreed, subject to the terms of this Agreement, to provide legal services in connection with such matters as you shall from time to time specifically refer to me for legal representation. I shall provide those legal services reasonably required to represent the Client, and shall take reasonable steps to keep the Client informed of the progress and to respond to the inquiries of the Client. The Client agrees to be truthful with me, cooperate with me, keep me informed of developments, abide by this Agreement, pay the bills on time, and keep me advised of its address and telephone number. My engagement will be strictly limited to those matters for which I am specifically asked to render services, and I do not undertake to, and shall have no responsibility for, advice with respect to matters I am not specifically asked to address. Nothing in this Agreement and nothing in the Attorney's statements to Client will be construed as a promise or guarantee about the outcome of Client's matter, including registration of the securities. The Attorney makes no such promises or guarantees. The Attorney's comments about the outcome of Client's matter are expressions of opinion(s) only.

2.   *Fees and Costs.*

(a)   As compensation for the services to be performed by the Attorney pursuant to this Agreement, the Client agrees to pay fees to the Attorney as provided in Exhibit A to this Agreement. The Client and the Attorney will agree on the scope and cost of the services as they are requested.

(b)   The Client agrees to pay the Attorney, in accordance with this subparagraph 2(b) and in addition to the fees designated in subparagraph 2(a) herein, all costs and expenses incurred in performing legal services in connection with the representation described in this Agreement. Such costs and expenses may include, without limitation, long distance telephone calls, messenger and other deliveries, postage, charges for computer research and outside assisted legal research, expenses such as parking, airfare, meals and hotel accommodations which shall be in addition to the hourly rates for photocopying and other reproduction charges, clerical staff overtime, word processing charges, charges for computer time, and other similar items. Except as may be listed on Exhibit A, all such items will be charged to the Client at the Attorney's cost. The charges for any items listed on the attached Exhibit A are subject to periodic change upon reasonable notice by the Attorney to the Client. The Client agrees to pay in advance all costs incurred in connection with the representation described herein, however, as a courtesy, the Attorney from time to time will advance some of these minor costs and the Client will be billed for such advances. The Attorney will attempt to obtain an estimate for any major expenses prior to incurring such an expense so that the Attorney may clear such major expense with the Client.

3.   *Retainer.*

The Client hereby agrees to deliver, upon execution of this Agreement, a retainer in the amount provided in Exhibit A to this Agreement. The shares of common stock delivered as retainer shall be deposited in the Attorney's account and shall remain in the account for so long as this Agreement shall remain in effect. Upon termination of this Agreement, as set forth below, the shares representing the retainer shall be returned to Client or, if mutually agreed, applied against any outstanding fees, costs or expenses. This Agreement shall not become effective until the Attorney has received such retainer.

4.   *Billings.*

The Attorney will send the Client an invoice for fees and costs incurred on a quarterly basis. Invoices shall be payable upon receipt. The Attorney's invoice shall clearly state the basis for a charge, including the amount, rate and basis for calculation (or other method of determination) of the Attorney's costs and expenses. The Attorney's invoices shall clearly show the application of any retainer amounts to the payment for the fees and costs incurred, as Ill as the remaining amount of any retainer deposited with the Attorney.

5.   *Termination of Services.*

The Client shall have the right at any time to terminate the Attorney's service upon written notice to the Attorney, and the Attorney shall immediately after receiving such notice cease to render additional services. Such determination shall not, however, relieve Client of the obligation to pay the fees due for services rendered and costs incurred prior to such termination subject to Exhibit A hereto. If the Client fails to meet any of its obligations under this Agreement, the Attorney shall have the right to terminate this Agreement, and the Client shall take all steps necessary to free the Attorney of any obligation to perform further, including, without limitation, the execution of any documents necessary to complete the Attorney's discharge or withdrawal. The right of the Attorney hereunder is in addition to those created by statute or recognized by Rules of Professional Conduct.

In the event it becomes necessary for the Attorney to institute legal action to recover any amount due pursuant to the terms of this Agreement, the prevailing party in such action will be entitled to reasonable attorney fees and costs incurred in such action and enforcement of any judgment.

6.   *Conflicts of Interest.*

The parties to this letter agreement acknowledge that there may be conflicts of interest in having the Attorney represent any members of the Client.   To the extent that certain agreements and arrangements may be made among various members of the Client, the Attorney may have conflicts of interest if it represented any such members. Therefore, the parties hereby acknowledge and agree that the Attorney represents only Nexia Holdings, Inc., Inc. and does not represent any other party, person or entity. Furthermore, the Client hereby acknowledges that in connection with this engagement agreement, the Client is represented by independent legal counsel and that the Company has had the benefit of independent legal advice.

7.   *Miscellaneous.*

Please be advised that the Attorney does not maintain Errors and Omissions insurance or any other professional liability insurance.

If you have any questions with regard to any matter set forth in this Agreement, or if you have some different understanding of any portion of this Agreement, please contact the undersigned immediately so that I can discuss those items and determine if I will be able to reach an agreement by which I will represent you.

If the foregoing correctly sets forth understanding and agreement, please date, sign and return this Agreement in the return envelope, indicating that it meets with your approval. A copy
of this Agreement is enclosed for your file. I appreciate the confidence you have expressed by asking me to represent you.

Sincerely,

MICHAEL L. CORRIGAN   CLIENT: Nexia Holdings, Inc.

___/s/ Michael Corrigan_____   By: _____/s/ Richard Surber_____
Michael L. Corrigan   Richard Surber, President

EXHIBIT 99(XXXV)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November, 2004 by Nexia Holdings, Inc. (the "Company") to Frank Adams, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Frank Adams_____   _____/s/ Richard Surber_____
Frank Adams, Optionee   Richard Surber, President

EXHIBIT 99(XXXVI)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of November 2004 by Nexia Holdings, Inc. (the "Company") to Grant Anea, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Grant Anea_____   ___/s/ Richard Surber_____
Grant Anea, Optionee   Richard Surber, President

EXHIBIT 99(XXXVII)
STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November 2004 by Nexia Holdings, Inc. (the "Company") to Guy Cook, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Guy Cook_____   ___/s/ Richard Surber_____
Guy Cook, Optionee   Richard Surber, President

8

EXHIBIT 99(XXXVIII)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November 2004 by Nexia Holdings, Inc. (the "Company") to Reggie Ainsworth, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares.   During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Reggie Ainsworth_____   _/s/ Richard Surber_____
Reggie Ainsworth, Optionee   Richard Surber, President

10

EXHIBIT 99(XXXIX)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November, 2004 by Nexia Holdings, Inc. (the "Company") to Felix Correa, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Felix Correa_____   __/s/ Richard Surber_____
Felix Correa, Optionee   Richard Surber, President

EXHIBIT 99(XL)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November 2004 by Nexia Holdings, Inc. (the "Company") to Ernie Burch, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Ernie Burch_____   ____/s/ Richard Surber_____
Ernie Burch, Optionee   Richard Surber, President

14

EXHIBIT 99(XLI)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November 2004 by Nexia Holdings, Inc. (the "Company") to Tim Hall, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Tim Hall_____   __/s/ Richard Surber_____
Tim Hall, Optionee   Richard Surber, President

EXHIBIT 99(XLII)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November 2004 by Nexia Holdings, Inc. (the "Company") to Donald Decker, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Donald Decker_____   __/s/ Richard Surber_____
Donald Decker, Optionee   Richard Surber, President

EXHIBIT 99(XLIIII)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November 2004 by Nexia Holdings, Inc. (the "Company") to Hamlin K. Elrod, an individual providing services to the Company ("Optionee") and a Utah resident.

PREMISES

p.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2..   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option, except as limited above by vesting rights. All rights to exercise this option end with the termination of services with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

a.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.	Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.	Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.	Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE	Nexia Holdings, Inc.

_/s/ Hamlin K. Elrod _____	____/s/ Richard Surber_____
Hamlin K. Elrod, Optionee	Richard Surber, President

EXHIBIT 99(XLIV)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November, 2004 by Nexia Holdings, Inc. (the "Company") to Sandra Jorgensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Sandra Jorgensen_____   __/s/ Richard Surber_____
Sandra Jorgensen, Optionee   Richard Surber, President

EXHIBIT 99(XLV)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November, 2004 by Nexia Holdings, Inc. (the "Company") to Jose R. Prado, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.	The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.	Grant of Options.	The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.	Term of Option.	This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option.	All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.	Method of Exercising.	This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.	Optionee Not an Affiliate.	Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.	Availability of Shares.	During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.	Adjustments to Number of Shares.	The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.	Limitation on Exercise.	If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.	Restrictions on Transfer.	The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Jose R. Prado_____   ____/s/ Richard Surber_____
Jose R. Prado, Optionee   Richard Surber, President

EXHIBIT 99(XLVI)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November, 2004 by Nexia Holdings, Inc. (the "Company") to Michael Golightly, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Michael Golightly_____   __/s/ Richard Surber_____
Michael Golightly, Optionee   Richard Surber, President

EXHIBIT 99(XLVII)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November, 2004 by Nexia Holdings, Inc. (the "Company") to Alex Bustos, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided by the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Alex Bustos_____   __/s/ Richard Surber_____
Alex Bustos, Optionee   Richard Surber, President

EXHIBIT 99(XLVIII)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November 2004 by Nexia Holdings, Inc. (the "Company") to Edward T. Wells, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Edward R. Wells_____   __/s/ Richard Surber_____
Edward T. Wells, Optionee   Richard Surber, President

EXHIBIT 99(XLIX)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November, 2004 by Nexia Holdings, Inc. (the "Company") to Carl Spencer, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Carl Spencer_____   __/s/ Richard Surber_____
Carl Spencer, Optionee   Richard Surber, President

EXHIBIT 99(L)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 12th day of November, 2004 by Nexia Holdings, Inc. (the "Company") to Brent Sorensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Ten Million (10,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Ten Million (10,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Brent Sorensen_____   ____/s/ Richard Surber_____
Brent Sorensen, Optionee   Richard Surber, President

EXHIBIT 99(LI)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Alex Bustos, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided by the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Alex Bustos_____   __/s/ Richard Surber_____
Alex Bustos, Optionee   Richard Surber, President

EXHIBIT 99(LII)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Guy Cook, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Guy Cook_____   __/s/ Richard Surber_____
Guy Cook, Optionee   Richard Surber, President

EXHIBIT 99(LIII)
STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Tim Hall, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Tim Hall_____   __/s/ Richard Surber_____
Tim Hall, Optionee   Richard Surber, President

EXHIBIT 99(LIV)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th December, 2004 by Nexia Holdings, Inc. (the "Company") to Reggie Ainsworth, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Reggie Ainsworth_____   __/s/ Richard Surber_____
Reggie Ainsworth, Optionee   Richard Surber, President

EXHIBIT 99(LV)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of December, 2004 by Nexia Holdings, Inc. (the "Company") to Jose R. Prado, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Jose R. Prado_____   __/s/ Richard Surber_____
Jose R. Prado, Optionee   Richard Surber, President

EXHIBIT 99(LVI)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Michael Golightly, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of

Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Michael Golightly_____   __/s/ Richard Surber_____
Michael Golightly, Optionee   Richard Surber, President

EXHIBIT 99(LVII)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Sandra Jorgensen, an employee of the Company ("Optionee") and a Utah resident.


PREMISES


A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").


GRANT


1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Sandra Jorgensen_____   __/s/ Richard Surber_____
Sandra Jorgensen, Optionee   Richard Surber, President

EXHIBIT 99(LVIII) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Brent Sorensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Brent Sorensen_____   ___/s/ Richard Surber_____
Brent Sorensen, Optionee   Richard Surber, President

EXHIBIT 99(LVIX)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 16th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Carl Spencer, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Carl Spencer_____   __/s/ Richard Surber_____
Carl Spencer, Optionee   Richard Surber, President

EXHIBIT 99(LX) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 16th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Ernie Burch, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Ernie Burch_____   ___/s/ Richard Surber_____
Ernie Burch, Optionee   Richard Surber, President

EXHIBIT 99(LXI) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 10th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Felix Correa, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Felix Correa_____   ___/s/ Richard Surber_____
Felix Correa, Optionee   Richard Surber, President

Exhibit 99(lxi) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 16th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Felix Correa, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Felix Correa_____   ___/s/ Richard Surber_____
Felix Correa, Optionee   Richard Surber, President

EXHIBIT 99(LXII) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 16th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Brent Sorensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Brent Sorensen_____   __/s/ Richard Surber_____
Brent Sorensen, Optionee   Richard Surber, President

EXHIBIT 99(LXIV) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 16th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Sandra Jorgensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Sandra Jorgensen_____   __/s/ Richard Surber___
Sandra Jorgensen, Optionee   Richard Surber, President

EXHIBIT 99(LXV) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 16th day of December 2004 by Nexia Holdings, Inc. (the "Company") to Edward T. Wells, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Million (20,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Million (20,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Edward T. Wells_____   __/s/ Richard Surber_____
Edward T. Wells, Optionee   Richard Surber, President

EXHIBIT 99(LXVI) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 1st day of February, 2004 by Nexia Holdings, Inc. (the "Company") to Jose R. Prado, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Jose R. Prado_____   __/s/ Richard Surber____
Jose R. Prado, Optionee   Richard Surber, President

Exhibit 99(lxvii)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of December 2004 by Nexia Holdings, Inc. (the "Company") to Brent Sorensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Brent Sorensen____   __/s/ Richard Surber_____
Brent Sorensen, Optionee   Richard Surber, President

EXHIBIT 99(LXVIII) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of December 2004 by Nexia Holdings, Inc. (the "Company") to Alex Bustos, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided by the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Alex Bustos_____   __/s/ Richard Surber_____
Alex Bustos, Optionee   Richard Surber, President

EXHIBIT 99(LXIX) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of December 2004 by Nexia Holdings, Inc. (the "Company") to Ernie Burch, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Ernie Burch___   __/s/ Richard Surber_____
Ernie Burch, Optionee   Richard Surber, President

EXHIBIT 99(LXX) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of December 2004 by Nexia Holdings, Inc. (the "Company") to Michael Golightly, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Michael Golightly_____   _/s/ Richard Surber____
Michael Golightly, Optionee   Richard Surber, President

EXHIBIT 99(LXXI) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of December 2004 by Nexia Holdings, Inc. (the "Company") to Carl Spencer, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Carl Spencer_____   __/s/ Richard Surber_____
Carl Spencer, Optionee   Richard Surber, President

EXHIBIT 99(LXXII)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of December 2004 by Nexia Holdings, Inc. (the "Company") to Tim Hall, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Tim Hall _____   __/s/ Richard Surber_____
Tim Hall, Optionee   Richard Surber, President

EXHIBIT 99(LXXIII)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of December 2004 by Nexia Holdings, Inc. (the "Company") to Felix Correa, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Felix Correa_____   __/s/ Richard Surber_____
Felix Correa, Optionee   Richard Surber, President

EXHIBIT 99(LXXIV)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st December, 2004 by Nexia Holdings, Inc. (the "Company") to Reggie Ainsworth, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Reggie Ainsworth_____   __/s/ Richard Surber_____
Reggie Ainsworth, Optionee   Richard Surber, President

EXHIBIT 99(LXXXV) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of December, 2004, by Nexia Holdings, Inc. (the "Company") to Ken Huber,("Optionee"), a Utah resident and an Employee.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001 at a price of $0.002 per option, to be issued pursuant to a Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

B.   The exercise price of the Common Stock issuable on exercise of the options at the date of this grant shall be $0.002 per share.

C.   These Options are being granted pursuant to the Stock Option Plan, which is incorporated herein by this reference.

GRANT

1.   Grant of Options. The Company hereby irrevocably grants Optionee the right and option ("Option") to purchase all of the above described Fifty Million (50,000,000)) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Stock Option Plan in exchange for services provided by Employee to the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Ken Huber_____   __/s/ Richard Surber_____
Ken Huber, Optionee   Richard Surber, President

EXHIBIT 99(I)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 1st day of February, 2005 by Nexia Holdings, Inc. (the "Company") to John Mortensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ John Mortensen_____   __/s/ Richard Surber_____
John Mortensen, Optionee   Richard Surber, President

EXHIBIT 99(II) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 1st day of February, 2005 by Nexia Holdings, Inc. (the "Company") to Jose R. Prado, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Jose R. Prado_____   ___/s/ Richard Surber_____
Jose R. Prado, Optionee   Richard Surber, President

EXHIBIT 99(III) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 1st day of February, 2005 by Nexia Holdings, Inc. (the "Company") to Rocco Liebsch, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Rocco Liebsch____   __/s/ Richard Surber_____
Rocco Liebsch, Optionee   Richard Surber, President

EXHIBIT 99(IV) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of February 2005 by Nexia Holdings, Inc. (the "Company") to Michael Golightly, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Five Million (25,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Five Million (25,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Michael Golightly___   ___/s/ Richard Surber_____
Michael Golightly, Optionee   Richard Surber, President

EXHIBIT 99(V) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of February, 2005 by Nexia Holdings, Inc. (the "Company") to Rocco Liebsch, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Rocco Liebsch____   __/s/ Richard Surber_____
Rocco Liebsch, Optionee   Richard Surber, President

EXHIBIT 99(VI) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this ___ day of February, 2005 by Nexia Holdings, Inc. (the "Company") to Edward T. Wells, an attorney who has agreed to provide legal services to the Company and a Utah resident, ("Optionee").

PREMISES

A.   The Company has received valuable services from Optionee in the past, desires to retain his services for the future and desires to compensate and provide an incentive to the Optionee by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options.   The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Optionee to the Company, 100,000,000 options shall vest immediately upon the exercise hereof and thereafter 25,000.000 additional options shall vest on the 30th day of each following month, beginning September 30, 2005, until all option rights have vested in the Optionee, however Optionee shall not be allowed to exercise any option rights that would result in Optionee holding more than 4.9% of the total issued and outstanding shares of the Company.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before one (1) Year has elapsed from the date of this Option. All rights to exercise this option end with the termination of engagement with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan: by delivery of a notice of exercise form (of which is attached hereto as Exhibit "A" and incorporated herein by this reference) setting forth that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise, the number of Options, and a signed letter of instruction to the stock broker Optionee will employ in selling the shares.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 3 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Edward T. Wells_____   ___/s/ Richard Surber____
Edward T. Wells, Optionee   Richard Surber, President

EXHIBIT 99(VII) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 9th day of February 2004 by Nexia Holdings, Inc. (the "Company") to Brent Sorensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Twenty Five Million (25,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Twenty Five Million (25,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Brent Sorensen_____   ___/s/ Richard Surber_____
Brent Sorensen, Optionee   Richard Surber, President

EXHIBIT 99(VIII)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 21st day of February 2005 by Nexia Holdings, Inc. (the "Company") to Michael Golightly, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Michael Golightly_____   ___/s/ Richard Surber_____
Michael Golightly, Optionee   Richard Surber, President

EXHIBIT 99(IX) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd February, 2005 by Nexia Holdings, Inc. (the "Company") to Reggie Ainsworth, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Reggie Ainsworth_____   ___/s/ Richard Surber_____
Reggie Ainsworth, Optionee   Richard Surber, President

EXHIBIT 99(X)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd day of February, 2005 by Nexia Holdings, Inc. (the "Company") to John Mortensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   <u>Grant of Options.</u> The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   <u>Term of Option</u>. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   <u>Method of Exercising</u>. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   <u>Optionee Not an Affiliate</u>. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   <u>Availability of Shares</u>. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   <u>Adjustments to Number of Shares</u>. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   <u>Limitation on Exercise</u>. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   <u>Restrictions on Transfer</u>. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ John Mortensen___   ___/s/ Richard Surber_____
John Mortensen, Optionee   Richard Surber, President

EXHIBIT 99(XI) **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 23rd day of February 2005 by Nexia Holdings, Inc. (the "Company") to Alex Bustos, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Seven Five Million (75,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Seven Five Million (75,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided by the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Alex Bustos_____   ___/s/ Richard Surber_____
Alex Bustos, Optionee   Richard Surber, President

EXHIBIT 99(XII)   **STOCK OPTION AGREEMENT**

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 31st day of March, 2005 by Nexia Holdings, Inc. (the "Company") to Sandra Jorgensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Sandra Jorgensen_____   _/s/ Richard Surber
Sandra Jorgensen, Optionee   Richard Surber, President

EXHIBIT 99(XIII)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 31st day of March, 2005 by Nexia Holdings, Inc. (the "Company") to Ernie Burch, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A. The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1. Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2. Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3. Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4. Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5. Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6. Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7. Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8. Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9.   Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10.   Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11.   Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ Ernie Burch_____   _/s/ Richard Surber _____
Ernie Burch, Optionee   Richard Surber, President

EXHIBIT 99(XIV)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 31st day of March 2005 by Nexia Holdings, Inc. (the "Company") to Alex Bustos, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided by the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

_/s/ Alex Bustos_____   ___/s/ Richard Surber _____
Alex Bustos, Optionee   Richard Surber, President

EXHIBIT 99(XV)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 31st day of March 2005 by Nexia Holdings, Inc. (the "Company") to Michael Golightly, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. <u>Record Owner</u>. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. <u>Shareholder's Rights</u>. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. <u>Validity and Construction</u>. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

___/s/ Michael Golightly___   /s/ Richard Surber _____
Michael Golightly, Optionee   ichard Surber, President

EXHIBIT 99(XVI)

STOCK OPTION AGREEMENT

This Stock Option Agreement ("Stock Option Agreement") is granted effective this 31st day of March, 2005 by Nexia Holdings, Inc. (the "Company") to John Mortensen, an employee of the Company ("Optionee") and a Utah resident.

PREMISES

A.   The Company has received valuable services from Optionee in the past and desires to compensate Optionee for these services by issuing Optionee an option (the "Option") to purchase a total of Fifty Million (50,000,000), shares of the Company's common stock, par value $0.001, the options will have a floating option price set at 75% of the market price at the time of exercise, the options and shares issued subject to the options shall be issued pursuant to a registration statement on Form S-8 under the Securities Act of 1933 as amended ("Form S-8").

GRANT

1.   Grant of Options. The Company hereby grants Optionee the right and option ("Option") to purchase the above described Fifty Million (50,000,000) shares of Common Stock, on the terms and conditions set forth herein and subject to the provisions of the Form S-8 registration statement in exchange for services provided by Employee to the Company, the options shall vest immediately upon the exercise hereof.

2.   Term of Option. This Option may be exercised, in whole or in part, at any time but before thirty days have elapsed from the date of this Option. All rights to exercise this option end with the termination of employment with the Company, for any reason and by any party.

3.   Method of Exercising. This Option may be exercised in accordance with all the terms and conditions set forth in this Option and the Stock Option Plan, by delivery of a notice of exercise a form of which is attached hereto as Exhibit "A" and incorporated herein by this reference, setting forth the number of Options along with a signed letter of instruction to the stock broker Optionee will employ in selling the shares indicating that the specified exercise price shall be paid within 10 days of the sale or as otherwise specified at the time of exercise.

4.   Optionee Not an Affiliate. Optionee hereby represents, warrants and covenants that he is not an affiliate of the Company as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

5.   Availability of Shares. During the term of this Option, the Company shall reserve for issuance the number of shares of Common Stock required to satisfy this Option.

6.   Adjustments to Number of Shares. The number of shares of Common Stock subject to this Option shall be adjusted to take into account any stock splits, stock dividends, recapitalization of the Common Stock as provided in the Stock Option Plan.

7.   Limitation on Exercise. If the board of directors of the Company, in its sole discretion, shall determine that it is necessary or desirable to list, register, or qualify the Common Stock under any state or federal law, this Option may not be exercised, in whole or part, until such listing, registration, or qualification shall have been obtained free of any conditions not acceptable to the board of directors.

8.   Restrictions on Transfer. The Option has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities statutes. The shares of Common Stock issuable on exercise of the Option will be qualified for registration under a Form S-8 Registration Statement filed with the Securities and Exchange Commission.

9. Record Owner. The Company may deem the Optionee as the absolute owner of this Option for all purposes. This Option is exercisable only by the Optionee, or by the Optionee's duly designated appointed representative. This Option is not assignable.

10. Shareholder's Rights. The Optionee shall have shareholder rights with respect to the Option shares only when Optionee has exercised this Option to purchase those shares and provided the Company with the letter of instruction specified in Section 4 of this Option.

11. Validity and Construction. The validity and construction of this Agreement shall be governed by the laws of the State of Utah.

IN WITNESS WHEREOF, the below signatures evidence the execution of this Option by the parties on the date first appearing herein.

OPTIONEE   Nexia Holdings, Inc.

__/s/ John Mortensen   _/s/ Richard Surber _____
John Mortensen, Optionee   Richard Surber, President